SkillSoniq, Inc.



ANNUAL REPORT

300 Main Street, Suite 21

Madison, NJ 07940

1(929) 777-5455

https://skillsoniq.com/

This Annual Report is dated April 19, 2022.

BUSINESS

SkillSoniq is an AI-Powered recruiting App that helps companies hire skilled, local "contract to hire" freelancers and full-time talent quickly. On SkillSoniq.com, companies post jobs, receive top curated matches through proprietary algorithms, and can hire freelancers and full-time employees within a few days. They are then able to view timesheets of freelancers, give feedback and change project details, all from the SkillSoniq app. Clients who hire freelancers are invoiced every week based on hours submitted by their freelancers the previous week. From the weekly payments received by freelancers, SkillSoniq keeps certain commission. While working with freelancers, companies get the option to end the project, extend the project or convert freelancers to their payroll in return for a buyout fee payable to SkillSoniq.

SkillSoniq is extremely easy to use for job-seekers. Job-seekers upload their resume and submit their profile on SkillSoniq in under 10 minutes. Once they are approved on the app, they sit back while SkillSoniq uses proprietary algorithms to apply for the most relevant jobs on their behalf. Job-seekers then receive interview offers, and get placed on projects on a freelance and full-time basis. While on a project, freelancers complete weekly timesheets and get paid according to the hours worked every week. They also have the option of getting "bought out" or converted to their client's payroll based on performance.

Corporate History

On 15th November 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., a corporation organized and existing under the laws of the state of Delaware. The merger to change our legal entity's name from MegaSoniq to SkillSoniq to better reflect our brand, and to change our state of incorporation from New Jersey to Delaware. Note, MegaSoniq was in the Education and Food business, which is different from SkillSoniq's current business.

Previous Offerings

1. Type of security sold: Common Stock
Final amount sold: $134,152.15
Use of proceeds: Money was used to invest in sales and product development
Date: Sep 2021
Offering exemption relied upon: Regulation CF

2. Type of security sold: SAFE
Final amount sold: $100,136.00
Use of proceeds: Money was used to invest in sales and product development
Date: April 14, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

SkillSoniq is a recruiting app that connects companies with freelancers and full time employees when and where they want, at highly affordable rates, with the option to convert freelancers to the payroll.

In 5 years, we hope that companies in the US, Canada and across major cities in the world will be able to hire freelance talent on SkillSoniq within seconds without even interviewing them, and be able to covert the best freelancers to their payroll very easily. We hope that companies will be able to hire talent on SkillSoniq with the click of a button or through voice-enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and being able to work with a digital marketer within seconds. We are already placing freelancers within 5 business days, our matching algo is getting better with time and we are on track to win in freelance heavy cities and countries across the world.

Milestones:

1. SkillSoniq Inc. was incorporated in the State of Delaware on 28th Oct, 2016.

2. Since then, we have:

a. Grossed over $940,000 in revenues, with no spend on Ads

b. 16,000+ Freelancers and roughly 700 Companies signed up on our app - No money spent on Google and Social Media Ads!

c. High Profile Board of Advisors: CXO of Billion Dollar Companies, MD of Techstars, Experienced Venture Capitalist, Successful Entrepreneurs

d. Total addressable market in the US is estimated $30B in net revenue a year, and growing at 20% a year. International growth rates are up to 50% a yr

e. Our clients obsess over our platform and use us repeatedly. Google Rating of 4.9/5.0 and TrustPilot rating of 4.8/5.0

f. Global workforce is rapidly shifting towards freelancing - 1 in 3 US workers currently freelances. Soon, we believe 1 in 2 US workers will freelance!

Historical Results of Operations:

Revenues. For the period ended December 31, 2021, the Company had gross revenues of $239,934 compared to the year ended December 31, 2020, when the Company had gross revenues of $301,634.

Cost of Sales. Our cost of sales in 2020 was $263,653, and our cost of sales in 2021 went down to $207,748. Our cost of sales decreased in 2021 because we serviced fewer customers in 2021. Cost of sales consists of the payments made to freelancers, as well as sales commissions and background checks conducted for freelancers placed on the app.

Gross Margin. Our gross margin was roughly 13% in fiscal year 2021, compared to 14% in 2020.

Expenses. The Company's expenses consist of, among other things, Marketing expenses, Sales related expenses, Operational expenses, tech-related expenses, legal and professional, and financial expenses. Expenses in 2021 increased $49,933 from 2020. Approximately $26,018 of this increase was due to expenses incurred on our Technology.

Assets. As of December 31, 2021, the Company had total assets of $61,022, including $61,022 in Cash. As of December 31, 2020, the Company had total assets of $62,117, including $59,888 in cash. Total assets decreased in 2021 mainly because of a decrease in Accounts Receivable from 2020.

Net Loss. The Company has had net losses of $125,076 and net losses of $66,357 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively. Our Net Losses increased in 2021 because we invested in streamlining our product by adding more features that customers demanded, leading to a higher expense. Our marketing and financial expenses also increased in 2021 because of a StartEngine crowdfunding campaign we ran, which involved spending on Facebook Ads, and paying fees to StartEngine. The Company's current liabilities totaled $4,648 for the fiscal year ended December 31, 2021, and totaled $14,824 for the fiscal year ended December 31, 2020. Current Liabilities consists of short term credit card and payment due to be made to freelancers.

Long-term Liabilities. The Company's long-term liabilities totaled $67,994 for the fiscal year ended December 31, 2021, and totaled $67,994 for the fiscal year ended December 31, 2020. Long-term Liabilities consist of a series of shareholder loans made by the founder, Abhinav Verma.

2021 was a tough year for us as we were recovering from the impact of COVID-19 and investing heavily in our product. We, however, are extremely proud of our achievements in 2021 as we were able to invest in shipping out crucial product features in the market that will set us up to perform well in 2022 and beyond.

Historical results and cash flows

SkillSoniq Inc. cash in hand is $61,023 as of December 31, 2021 (vs. $59,888 in 2020). Our Gross Margins (Gross Profit / Gross Revenue) have been roughly 13% in 2021 (vs 14% in 2020) and in 2021, we had a Net Loss of $125,076 (vs. Net Loss of $66,357 in 2020). Our intent is to invest heavily in our growth in 2022 and beyond. This may come at the cost of being less profitable initially.

We plan to continue growing our Gross Revenues in 2022 and beyond, and anticipate our gross margins to be similar to 14%. In the next few years, our tech and R&D expense may increase as we plan to invest heavily in protecting our IP and investing more in making our tech marketplace more robust.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $61,023.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Abhinav Verma (Founder)
Amount Owed: $67,994.00
Interest Rate: 0.0%
Maturity Date: July 01, 2029

Creditor: Capital One Bank
Amount Owed: $188.71
Interest Rate: 0.0%

Creditor: Chase Bank
Amount Owed: $4459.25
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Abhinav Verma
Abhinav Verma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Partnerships Lead and President

Dates of Service: July 15, 2020 - Present

Responsibilities: Abby currently helps develop partnerships at SkillSoniq. Abhinav does not get paid a salary by SkillSoniq and currently owns 12M common shares in SkillSoniq.

Position: Founder & Director on the Board

Dates of Service: October 28, 2016 - Present

Responsibilities: Abhinav currently helps to develop partnerships at SkillSoniq. Abhinav does not get a salary from SkillSoniq and currently owns 12M common shares in SkillSoniq.

Other business experience in the past three years:

Employer: EXL Services

Title: Senior Consultant

Dates of Service: November 14, 2014 - January 08, 2020

Responsibilities: Consult Financial Services Clients on executing process and cost transformation projects.

Name: Chaitanya Agrawal

Chaitanya Agrawal's current primary role is with American Structurepoint. Chaitanya Agrawal currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director

Dates of Service: June 01, 2020 - Present

Responsibilities: Oversee management of the company and representative of shareholders. No equity has been issued by SkillSoniq to Chaitanya and no salary will be paid to Chaitanya by SkillSoniq.

Other business experience in the past three years:

Employer: American Structurepoint

Title: Staff Engineer

Dates of Service: August 12, 2019 - Present

Responsibilities: Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications

Other business experience in the past three years:

Employer: Resource International, Inc.

Title: Staff Engineer

Dates of Service: May 01, 2018 - July 31, 2019

Responsibilities: Prepared cost estimates, analyzed data, performed engineering calculations and other project related documents for the client. Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications. Prepared work scope, proposals reports and planned investigations for approval by senior level professionals. Coordinated with clients and project team in developing scope of services and communicating project progress

Name: Parul Chaudhary

Parul Chaudhary's current primary role is with BR Cold Storage. Parul Chaudhary currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director

Dates of Service: June 01, 2020 - Present

Responsibilities: Oversee management of the company. Parul does not have any equity in SkillSoniq, and does not get paid a salary by SkillSoniq.

Other business experience in the past three years:

Employer: BR Cold Storage

Title: Senior Manager

Dates of Service: January 01, 2017 - Present

Responsibilities: Manage all tech and HR related aspects of the company, including IT systems, payroll processes and accounting systems. She manages a team of 100+ across Tech, Finance and Accounting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Abhinav Verma

Amount and nature of Beneficial ownership: 12,000,000

Percent of class: 96.0

RELATED PARTY TRANSACTIONS

Name of Entity: Abhinav Verma

Relationship to Company: Director

Nature / amount of interest in the transaction: $19,900 and $11,400 has been loaned to SkillSoniq, Inc., in 2018 and 2019 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2018, Abhinav had loaned $36,694 to the company. Shareholders' loans are multiple advances made by the founder-shareholder, Abhinav Verma, to provide the business with working capital. The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

Material Terms: The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

OUR SECURITIES

The company has authorized SAFE (Simple Agreement for Future Equity), Common Stock, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 652,439 of Common Stock.

SAFE (Simple Agreement for Future Equity)

The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $45,700.00

Interest Rate: 0.0%

Discount Rate: 100.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on (1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAFE Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,293,445 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE (Simple Agreement for Future Equity)

The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $54,436.00

Interest Rate: 0.0%

Discount Rate: 100.0%

Valuation Cap: $5,500,000.00

Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on

(1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAfe Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2022.

SkillSoniq, Inc.

By   /s/ *Abhinav Verma*

   Name: SkillSoniq, Inc.

   Title: Founder

Exhibit A

FINANCIAL STATEMENTS

INCOME STATEMENT (YEAR ENDING DECEMBER 31, 2021 and 2020)

	2021	2020
Gross Revenue	$239,943.36	$301,633.51
Other Income	$0.00	$3,000.00
Freelancer Payments	$202,167.63	$262,574.94
Net Revenue	**$37,775.73**	**$42,058.58**
Cost of Revenue	$5,580.60	$1,078.30
Gross Profit	**$32,195.13**	**$40,980.28**
Operating Expenses (Income):		
Marketing Expense	$24,231.40	$11,437.22
Sales Expense	$14,559.58	$38,698.47
Operational Expense	$13,839.06	$7,742.15
Technology Expense	$63,581.60	$37,563.02
Legal and Professional	**$5,840.54**	$4,118.49
Financial Expense	**$35,218.74**	$7,778.20
Net Income	**($125,075.79)**	**($66,357.27)**

BALANCE SHEET (YEAR ENDING DECEMBER 31, 2021 and 2020)

	2021	**2020**
Current Assets		
Cash and Cash Equivalents	$61,022.86	$59,888.19
Accounts Receivable	$0.00	$2,228.85
Total Current Assets	**$61,022.86**	**$62,117.04**
Non-Current Assets		
Total Non-Current Assets	**$0.00**	**$0.00**
Total Assets	**$61,022.86**	**$62,117.04**

	2021	**2020**
Current Liabilities		
Accounts Payable	$4,647.96	$14,823.50
Total Current Liabilities	**$4,647.96**	**$14,823.50**
Non-Current Liabilities		
Shareholder Loan from Founder	$67,993.85	$67,993.85
Total Non-Current Liabilities	**$67,993.85**	**$67,993.85**
Total Liabilities	**$72,641.81**	**$82,817.35**
Shareholders' Equity		
Common Stock - Par Value	$1,210.00	$1,205.00
Common Stock - Additional Paid in Capital (StartEngine)	$134,152.15	$0.00
SAFE Instruments - Additional Paid in Capital	$100,136.00	$100,136.00
Retained Earnings (Deficit)	($247,117.10)	($122,041.31)
Total Shareholders' Equity	**($11,618.95)**	**($20,700.31)**
Total Liabilities and Shareholders' Equity	**$61,022.86**	**$62,117.04**

CASH FLOW STATEMENT (YEAR ENDING DECEMBER 31, 2021 and 2020)

	2021	2020
Cash Flows from Operating Activities:		
Net Income (Loss) for the Period	($125,075.79)	($66,357.27)
Change in Payables	($10,175.54)	$8,595.10
Change in Receivables	$2,228.85	($1,735.35)
Net Cash Flows from Operating Activities	**($133,022.48)**	**($59,497.53)**
Cash Flows from Investing Activities:		
Net Cash Flows from Investing Activities	**$0.00**	**$0.00**
Cash Flows from Financing Activities:		
Change in Shareholder loan	$0.00	$0.00
Issuance of Common Shares - StartEngine	$134,152.15	$0.00
Issuance of "SAFE" Instrument	$0.00	$100,136.00
Issuance of Common Shares	$5.00	$1,000.00
Net Cash Flows from Financing Activities	**$134,157.15**	**$101,136.00**
Cash at Beginning of Period	**$59,888.19**	**$18,249.72**
Net Increase (Decrease) in Cash	$1,134.67	$41,638.47
Cash at End of Period	**$61,022.86**	**$59,888.19**

CERTIFICATION

I, Abhinav Verma, Principal Executive Officer of SkillSoniq, Inc., hereby certify that the financial statements of SkillSoniq, Inc. included in this Report are true and complete in all material respects.

Abhinav Verma

Founder